August 6, 2013

Via EDGAR

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Riedler:

Re:     Genufood Energy Enzymes Corp. (the “Company”)
           Registration Statement on Form S-1
           Filed July 26, 2013
           File No. 333-190186

I am President and C.E.O. of the Company and write this letter on behalf of the Company.

We have amended our registration statement to include the signature of our principal accounting officer.

Furthermore, on behalf of the Company, I acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the writer if you have any further questions.

Yours truly,

GENUFOOD ENERGY ENZYMES CORP.

Per: /s/ Yi Lung Lin

Yi Lung Lin

President & C.E.O.

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